Exhibit 99.1

Dr. Reddy’s Laboratorie Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900

Fax : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 23, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Sub: Intimation regarding Board Meeting

Dear Sir/Madam,

Pursuant to Regulation 29 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors of the Company will be held on Wednesday, July 26, 2023, inter alia, to consider and approve the Unaudited Financial Results of the Company for the quarter ending on June 30, 2023.

Further, kindly note that, under the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015 and Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons, the trading window for dealing in securities of the Company will be closed from June 24, 2023, to July 28, 2023 (both days inclusive).

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head CSR